UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on favorable decision related to labor lawsuit

—

Rio de Janeiro, July 28, 2021 – Petróleo Brasileiro S.A. – Petrobras informs that, on this date, it became aware of a favorable decision handed down by the Minister Reporter of the Federal Supreme Court, in appeals filed against the decision of the Superior Labor Court on the review of the methodology for calculating the Minimum Compensation Per Level and Working Regime (RMNR) complement.

The Reporting Minister's decision recognizes the validity of the collective bargaining agreement freely entered into between Petrobras and the unions, reversing the Superior Labor Court decision.

In the quarterly report of 03/31/2021, for these processes, the amount of R$ 0.7 billion, classified as probable loss, is recognized in liabilities as provision for judicial and administrative proceedings, and the amount of R$ 30.2 billion, classified as possible loss, is included as non provisioned judicial proceedings.

Petrobras informs that today's decision can be appealed and is evaluating whether there will be effects on its financial statements.

Additional information on this subject is presented in the 2020 financial statements, through note 20.1 – Provisions for legal proceedings, judicial deposits and contingent liabilities and 20.3 - Contingent liabilities - labor nature.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Phone: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act), that reflect the expectations of the Company's management. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer